

December 19, 2011

Via E-mail
Robert F.X. Sillerman
Executive Chairman
Function(X) Inc.
902 Broadway, 11th Floor
New York, New York 10010

     Re: Function(X) Inc.
            Amendment No 2 to Registration Statement on Form S-1
            Filed November 23, 2011
            File No. 333-174481

Dear Mr. Sillerman:

      We have reviewed the above filing and your response letter dated November 23, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated November 3, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amendment No. 2 to Registration Statement on Form S-1 Filed November 23, 2011

Prospectus Summary

General

1.   We note your response to prior comment 23. Revise your registration statement to state, if true, that this registration statement is being filed to satisfy registration rights granted by the company to Adage Capital Partners L.P. in connection with the February 2011 private placement. Your disclosure should also explain that each of the other named selling shareholders was granted piggyback rights in connection with their respective share purchases.

Overview of Our Business

Overview of Transition in the Company's business, page 1

2.   We note your expanded disclosure in response to prior comment 3. We further note the brief summary you provide of your initial product (i.e. the mobile application). However, your disclosure still lacks a concrete and readily understandable description of your

proposed products (including the "suite of digital products" that the company plans to "develop, maintain, host and operate"). Expand your disclosure to describe the relevance of "generat[ing] digital audio fingerprints of the television content that users are viewing," the kind of "branded content" you plan to deliver via the application and how such content will engage users, and specifics regarding the reward redemption program(s) you intend to use. Consider the use of examples and graphics to illustrate how the company's mobile application will operate and demonstrate its key features. This comment also applies to your Business section.

3.   We note your response to prior comment 4 and your revised disclosure regarding the status of the company's beta version. As previously requested, enhance your disclosure to describe what has been accomplished to date and what remains to be accomplished to develop a mobile application product that may be introduced commercially. Be specific regarding the nature of the additional product development required.

4.   We note your response to prior comment 5. As previously requested, revise your Prospectus Summary with respect to your mobile application, if true, that the company has generated no revenue to date and does not yet have a final product. To provide an appropriate introduction to your company, please provide this information in the initial paragraph.

5.   We note based on your disclosure on page 24 that no patents have been issued with respect to the patent application rights acquired from Mobile Messaging Solutions, Inc. Revise your disclosure here and elsewhere to clarify that such acquired patent applications relate to pending, unissued patents.

Our Business, page 21

6.   As noted in comment 2, your disclosure still lacks a concrete and readily understandable description of your proposed products. For example, on page 23 you refer to second-screen applications without describing generally what such applications are. Additionally, on page 22 you note that one advantage of your product is that it "is uniquely designed to accommodate significant scale of simultaneous users." However, your product description has not sufficiently explained why accommodating multiple users is required or advantageous. Review and revise your disclosure generally to address the foregoing and provide a more meaningful and specific description of your proposed products and how they can be used. Include in your discussion a readily understandable description of orchestrated media, generally, and how your proposed product compares conceptually.

Revenue, page 22

7.   Review and revise your disclosure to describe more clearly how you intend to commercialize your product. Although you intend to generate revenue from television content providers and brand marketers, but it is unclear how you intend to identify such

providers and marketers. We would expect enhanced disclosure to describe in more detail your plan to add e-commerce capability to the application and "second-screen tools" (as noted on page 15).

Seasonality, page 22

8.   We note your response to prior comment 14. However, your revised disclosure is not responsive. As previously requested, enhance your disclosure to explain what is meant by the following statement: your revenue is expected to "exhibit a seasonal pattern that reflects variation in accordance with entertainment offerings and the desire of advertisers to try to influence consumers' purchasing habits." It remains unclear why revenue dependent on advertising sales from brands and television networks necessarily equates to a seasonal effect on your future revenues. Explain why you believe that seasonality is significant to your proposed operations. Please review and revise your disclosure accordingly.

Competition, page 22

9.   You claim that "there is no known competitor [that] offers the full range of incentives and functionality as [your] initial product." However, based on your current product description, there appear to be numerous companies (in addition to the sampling of competitors you name on page 23) with similar existing and/or developing applications focused on synchronizing television content with smart phones and tablets and delivering interactive viewing experiences to users, which will directly compete with the company's proposed product. Given the foregoing, please explain how it is appropriate to describe your product as unique. Alternatively, enhance your disclosure to describe for investors whether there are any product functionalities completely unique to the company's proposed product.

10.   As noted above, the company's proposed product appears to have numerous direct competitors. As previously requested, enhance your disclosure to identify the company's relative strengths and weaknesses vis-à-vis its competitors to provide investors with a meaningful, reasonably specific discussion. Explain, for example, how the offerings of Shazam, IntoNow and Umami differ from the company's proposed product, if at all (including how the company's audio fingerprinting technology compares to existing technology with respect to accuracy of content identification and synchronization). Consider expanding your discussion of competitors to address, if applicable, applications by the BBC, Nielsen Company, Zee Box, MTV's WatchWith, and MoziTv. To the extent the company's proposed product functionality or technology materially differs from existing products, clearly identify such differences for investors. Also address how the company plans to compete with competitors who are better financed and have more established user bases (e.g. Yahoo!).

Executive Compensation

2011 Summary Compensation Table, page 29

11.   We note your response to prior comment 17. However, your revised disclosure does not
       address our comment, which we reissue. Enhance your disclosure by addressing how
       you arrived at the amounts paid or payable to each named executive officer in fiscal
       2011. Refer to Item 402(o) of Regulation S-K and ensure that your amendment provides
       "a narrative explanation of the material factors necessary to an understanding" of the
       executive compensation awards in fiscal 2011, including the basis for such awards and
       whether compensation for such executives in the current period is consistent with or
       expected to vary from the company's executive compensation practices in fiscal 2011. In
       this regard, we note that compensation for Mr. Sillerman and Ms. Scardino "in the
       current period is consistent with [your] executive compensation practices for the fiscal
       year end 2011." However, the foregoing is conclusory and does not provide the required
       insight into how their compensation amounts were determined.

12.   You refer to an executive incentive plan, pursuant to which eligible executives will
       receive annual cash bonuses. Please advise if the company currently has such an
       incentive plan and, if so, file such plan as an exhibit to your registration statement. Refer
       to Item 601(b)(10)(iii) of Regulation S-K.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-1

13.   We note your response to prior comment 21 and your confirmation that no investor who
       participated in the August 2011 unregistered offering, other than Sillerman Investment
       Company, LLC, had a preexisting relationship with the company. Given that there was a
       concurrent and ongoing public offering at the time of your private offering, please
       supplementally provide us with your legal analysis in support of your view that the
       unregistered offer and sale did not involve a general solicitation and is otherwise
       consistent with Section 4(2). Refer to Securities Act Release No. 33-8828.

       If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3462

                        Sincerely,

                        /s/ Mark P. Shuman

                        Mark P. Shuman
                        Legal Branch Chief

cc: Via E-mail
         Christopher S. Auguste, Esq.
         Kramer Levin Naftalis & Frankel LLP